Marsh & McLennan Companies, Inc. 1166 Avenue of the Americas New York, NY 10036 T+ 212 345 5000 www.mmc.com

Stacy Mills
Chief Accounting Officer
Marsh & McLennan Companies, Inc.
1166 Avenue of the Americas
New York, New York 10036

Mr. John Spitz and Mr. Michael Volley
Division of Corporation Finance, Office of Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Marsh & McLennan Companies, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2022
File No. 001-05998

Dear Mr. Spitz and Mr. Volley:

This letter provides the response of Marsh McLennan Companies, Inc. (the “Company”) to the comments of the staff of the Securities and Exchange Commission (the “Staff”) contained in your letter dated March 16, 2023. For your convenience, we have included each of your comments in this letter, followed by the Company’s response.

Form 10-K for Fiscal Year Ended December 31, 2022

Consolidated Revenue and Expense, page 43

1.We note the prominence and significance of your references to trends in underlying revenue throughout your MD&A, in your earnings press release included in Form 8-K filed on January 26, 2023, and your related earnings conference call. We further note your disclosure on page 43 that underlying revenue measures the change in revenue by isolating certain noted items. Please revise future periodic filings to disclose the amount of underlying revenue (in total, by segment, etc.) for each period presented, provide a reconciliation detailing the calculation of underlying revenue and clearly label the measures as non-GAAP. Refer to Item 10(e) of Regulation S-K for guidance and other disclosure requirements. Please provide us your proposed disclosure.

Response:

The Company has considered the Staff’s comment and advises the Staff that it will enhance disclosures related to underlying revenue in future periodic filings. In accordance with Item 10(e) of Regulation S-K and other disclosure requirements, the Company will disclose the amount of underlying revenue for each period presented, provide a reconciliation detailing the calculation of underlying revenue, and label the measure as non-GAAP. The underlying revenue amount will be labeled as “Non-GAAP Revenue” in future filings, to distinguish it from the percentage change (indicated by “Non-GAAP underlying revenue”) and referred to as such in the remainder of this letter. The proposed disclosures are included in Appendix A of this letter for reference.

2.We note you quantify and attribute the change in revenue between periods to the impact of foreign currency exchange fluctuations throughout your MD&A. Please tell us in detail and revise future filings to clarify how you quantify the impact of foreign currency exchange fluctuations. Please consider providing us a simplified example showing the calculation.

Response:

The Company has considered the Staff’s comment and advises the Staff that it will enhance disclosure in future filings to clarify how the impact of foreign currency exchange fluctuations is quantified. Specifically, the Company will include an explanation in future filings that the Non-GAAP Revenue measure is presented on a constant currency basis, excluding the impact of foreign currency fluctuations. The Company isolates the impact of foreign exchange rate movements period over period, by translating the current period foreign currency GAAP revenue into U.S. Dollars based on the difference in the current and corresponding prior period exchange rates.
The proposed disclosure is included as part of Appendix A of this letter for reference. A simplified example of this calculation is also provided below.
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A U.S. based entity has a U.K. subsidiary with the British Pound (GBP) as its functional currency. The subsidiary experienced a 20% growth in Non-GAAP Revenue between the current and prior year periods. The calculation of the foreign currency impact would be as follows:

	GBP	USD
Current GAAP revenue (1 GBP = USD 1.20)	£1,200	$1,440
Prior year GAAP revenue (1 GBP = USD 1.40)	£1,000	$1,400
Change in GAAP revenue		$40
Foreign currency impact on revenue (USD 1.40 – 1.20 = USD 0.2) * £1,200		$240
Change in Non-GAAP Revenue (constant currency basis)		$280
Non-GAAP Underlying revenue ($280/$1,400)		20%
Consolidated Balance Sheets, Page 62

3.We note disclosure on page 70 related to presenting cash and cash equivalents held in a fiduciary capacity as a contra-liability on your balance sheet, since they are not available for corporate use. Please tell us the accounting guidance you considered in determining your presentation and specifically how you determined that cash and cash equivalents held in a fiduciary capacity should not be presented as assets.

Response:

The Company has considered the Staff’s comment and the following provides the Company’s accounting policy election and process related to the presentation of cash and cash equivalents held in a fiduciary capacity (“fiduciary funds”) and fiduciary liabilities. US Generally Accepted Accounting Principle (“US GAAP”) does not provide prescriptive authoritative guidance related to the presentation of fiduciary funds and fiduciary liabilities. The Company’s presentation of fiduciary funds and liabilities on its consolidated balance sheets is an accounting policy election followed consistently since the Company’s initial publicly available financial statements for the year-ended December 31, 1962. The Company’s significant accounting policies, including the election on the presentation of fiduciary funds, are evaluated annually in accordance with US GAAP and communicated with the Company’s Disclosure and Audit Commitees.

The Company, in its capacity as an independent insurance broker or agent, collects premiums from its clients (the insureds) and after deducting its commissions, remits the premiums to the respective insurance underwriters. The Company also collects claims or refunds from insurance underwriters on behalf of clients. Funds collected from clients and insurance underwriters are recorded as fiduciary funds. The corresponding liability to the clients and insurance underwriters is recorded as a fiduciary liability. The use of fiduciary funds collected is restricted by regulations in various jurisdictions, limiting their use to solely the satisfaction of the liability to the clients and/or insurance underwriters for the amounts collected on their behalf. The Company is not contractually obligated to pay the clients and/or insurance underwriters until receipt of the fiduciary funds, at which point, the Company records a liability.

The Company’s presentation of fiduciary funds as a liability informs the users of the financial statement of the unique nature of the brokerage business, the specific direct relationship between fiduciary funds and liabilities (legal liability does not arise until fiduciary funds are collected) and reflects the highly restricted nature of the fiduciary funds. The Company believes that the presentation reflects the restrictions on the uses of fiduciary funds and the direct and explicit relationship to the fiduciary liabilities.

Since the Company’s initial accounting policy election in 1962, no authoritative guidance has been issued specifically addressing the presentation of fiduciary funds and liabilities in the consolidated balance sheets. Historically, there was diversity in practice related to insurance brokers’ and agents’ presentations of fiduciary funds. The lack of authoritative guidance that led to the diversity in practice was acknowledged by the American Institute of Certified Public Accountants (AICPA) in 1991 in an exposure draft of a proposed industry accounting guide: Insurance Brokers Guide (the “Proposed AICPA Guide”). While the Proposed AICPA Guide was never finalized, the Company’s elected fiduciary funds presentation policy was included as a recognized practice. With the adoption of the Financial Accounting Standards Board Accounting Standards Codification (the “Codification”), ASC 105, Generally Accepted Accounting Principles (“ASC 105”) permited the continued application of prevalent industry practices applied prior to March 15, 1992 even if those practices were not included in the Codification (ASC 105-10-70-1). There continues to be no change in authoritative guidance, as such, the accounting policy election prior to March 1992 would still be deemed applicable.

Further, ASC 105, states that if the guidance for an event or a transaction is not specified in GAAP, an entity shall first consider accounting principles for similar transactions or events within a source of authoritative GAAP for that entity. The Company considered SEC regulation S-X, Rule 5-02(1) which requires registrants to separately disclose account balances whose withdrawal or usage is restricted and ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash, which provided guidance on disclosures related to restricted cash and cash equivalents when the balances are presented in more than one line item of the statement of financial position. The Company’s fiduciary funds are, therefore, segregated and shown separately in the consolidated balance sheets and the statements of cash flows.

The Company’s fiduciary funds presentation does not rely on ASC 210-20, Offsetting, (“ASC 210”). The offsetting guidance in ASC 210-20 does not apply to cash or restricted cash because it does not represent a contractual obligation between two parties. While fiduciary funds and fiduciary liabilities are both presented in the liability section on the Company’s consolidated balance sheets, fiduciary funds and liabilities are presented separately.

The Company discloses the nature of fiduciary funds and liabilities and related presentation on the consolidated balance sheets and as part of Note 1 (Summary of Significant Accounting Policies) in item 8. Financial Statements and Supplementary Data of the 2022 Form 10-K. The Company believes that such presentation, which has been consistently presented over the years, is most beneficial to the investor given our capacity as an insurance broker or agent and the lack of more specific US GAAP guidance. The Company’s presentation informs the investor of the unique nature of the brokerage business, the specific interdependencies between fiduciary funds and liabilities, and reflects the restricted nature of the fiduciary funds. Presenting the fiduciary funds in successive lines with the fiduciary liabilities in the liability section on the balance sheets and supplemented with narrative disclosure in the notes to the financial statements better reflects the underlying economics of the transaction.

Note 1. Summary of Significant Accounting Policies, Page 65

4.Noting the significance of the impact of foreign currency translation on your financial results, please revise future filings to disclose your accounting policies used to translate foreign currency statements. Refer to ASC 830 for guidance.

Response:

The Company has considered the Staff’s comment and will disclose the accounting policies used to translate foreign currency statements as a significant accounting policy in its future filings. The Company’s proposed disclosure to be included in Note 1 (Summary of Significant Accounting Policies) is provided below.

Foreign Exchange

The financial statements of our international subsidiaries are translated from functional currency to U.S. dollars using month-end exchange rates for assets and liabilities, and average monthly exchange rates during the period for revenues and expenses. Translation adjustments are recorded in accumulated other comprehensive income (loss) within the consolidated statements of equity. Foreign exchange transaction gains and losses resulting from the conversion of the transaction currency to functional currency are included in operating income in the consolidated statements of income.

* * * * *

Please do not hesitate to contact me at stacy.mills@mmc.com, if you have any questions regarding this response letter.

MARSH & McLENNAN COMPANIES, INC.

By:	/s/ Stacy Mills
Name:	Stacy Mills
Title:	Chief Accounting Officer

Appendix A

Proposed disclosures based on the 2022 Form 10-K, to be included within Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Non-GAAP Measures

The Company reports its financial results in accordance with accounting principles generally accepted in the United States (referred to as in accordance with "GAAP" or "reported" results). The Company also refers to and presents a non-GAAP financial measure in Non-GAAP revenue, within the meaning of Regulation G and Item 10(e) of Regulation S-K in accordance with the Securities Exchange Act of 1934. The Company has included a reconciliation of this non-GAAP financial measure to the most directly comparable financial measure calculated in accordance with GAAP as part of the consolidated revenue and expense discussion.

The Company believes this non-GAAP financial measure provides useful supplemental information that enables investors to better compare the Company’s performance across periods. Management also uses this measure internally to assess the operating performance of its businesses and to decide how to allocate resources. However, investors should not consider this non-GAAP measure in isolation from, or as a substitute for, the financial information that the Company reports in accordance with GAAP. The Company's non-GAAP measure includes adjustments that reflect how management views its businesses and may differ from similarly titled non-GAAP measures presented by other companies.

Consolidated Revenue and Expense

Revenue – Non-GAAP Revenue and Components of Change
Non-GAAP Revenue isolates the impact of foreign exchange rate movements and certain transaction-related items from the current period GAAP revenue.

The Non-GAAP Revenue measure is presented on a constant currency basis, excluding the impact of foreign currency fluctuations. The Company isolates the impact of foreign exchange rate movements period over period, by translating the current period foreign currency GAAP revenue into its reporting currency (U.S. Dollar) based on the difference in the current and corresponding prior period exchange rates.

Similarly, certain other items such as acquisitions and dispositions, including transfers among businesses, may impact period over period comparisons of revenue and are, therefore, consistently excluded from current and prior period GAAP revenues for comparability purposes.

Percentage changes, referred to as Non-GAAP Underlying Revenue, are calculated by dividing the period over period change in Non-GAAP revenue by the prior period Non-GAAP revenue.

The impact of foreign currency exchange fluctuations and acquisitions and dispositions, including transfers among businesses, on the Company’s operating revenues by segment is as follows:

For the Years Ended December 31, (In millions)	2022 GAAP Revenue	2021 GAAP Revenue	% Change GAAP Revenue*	2022 Non-GAAP Revenue	2021 Non-GAAP Revenue	Non-GAAP Underlying Revenue*
Risk and Insurance Services
Marsh	10,505	10,203	3%	10,762	9,930	8%
Guy Carpenter	2,020	1,867	8%	2,041	1,872	9%
Subtotal	12,525	12,070	4%	12,803	11,802	8%
Fiduciary interest income	120	15		124	15
Total Risk and Insurance Services	12,645	12,085	5%	12,927	11,817	9%
Consulting
Mercer	5,345	5,254	2%	5,484	5,182	6%
Oliver Wyman Group	2,794	2,535	10%	2,854	2,523	13%
Total Consulting	8,139	7,789	5%	8,338	7,705	8%
Corporate Eliminations	(64)	(54)		(64)	(54)
Total Revenue	20,720	19,820	5%	21,201	19,468	9%
*Changes rounded to whole percentage

The following table provides the reconciliation of GAAP revenue to Non-GAAP revenue:

	2022				2021
For the Years Ended December 31, (In millions)	GAAP Revenue	Currency Impact	Acquisitions /Dispositions /Other Impact	Non-GAAP Revenue	GAAP Revenue	Acquisitions /Dispositions /Other Impact	Non-GAAP Revenue
Risk and Insurance Services
Marsh (a)	10,505	331	(74)	10,762	10,203	(273)	9,930
Guy Carpenter	2,020	38	(17)	2,041	1,867	5	1,872
Subtotal	12,525	369	(91)	12,803	12,070	(268)	11,802
Fiduciary interest income	120	4	-	124	15	-	15
Total Risk and Insurance Services	12,645	373	(91)	12,927	12,085	(268)	11,817
Consulting
Mercer (b)	5,345	252	(113)	5,484	5,254	(72)	5,182
Oliver Wyman Group (c)	2,794	102	(42)	2,854	2,535	(12)	2,523
Total Consulting	8,139	354	(155)	8,338	7,789	(84)	7,705
Corporate Eliminations	(64)	-	-	(64)	(54)	-	(54)
Total Revenue	20,720	727	(246)	21,201	19,820	(352)	19,468
(a)Acquisitions/Dispositions and Other in 2022 includes the loss on deconsolidation of the Company's Russian businesses of $27 million. 2021 includes the gain on consolidation of Marsh India of $267 million and a net gain on the disposition of businesses of approximately $50 million.
(b) Acquisitions/Dispositions and Other in 2022 includes a net gain from the sale of the Mercer U.S. affinity business of $112 million.
(c) Acquisitions/Dispositions and Other in 2022 includes the loss on deconsolidation of the Company's Russian businesses at Oliver Wyman of $12 million.

The following table provides more detailed revenue information for certain of the components presented above:

For the Years Ended December 31, (In millions)	2022 GAAP Revenue	2021 GAAP Revenue	% Change GAAP Revenue*	2022 Non-GAAP Revenue	2021 Non-GAAP Revenue	Non-GAAP Underlying Revenue*
Marsh:
EMEA	2,879	2,946	(2) %	3,105	2,873	8%
Asia Pacific	1,333	1,462	(9) %	1,424	1,265	13%
Latin America	502	453	11%	505	453	11%
Total International	4,714	4,861	(3) %	5,034	4,591	10%
U.S./Canada	5,791	5,342	8%	5,728	5,339	7%
Total Marsh	10,505	10,203	3%	10,762	9,930	8%
Mercer:
Wealth	2,366	2,509	(6) %	2,508	2,501	-
Health	2,017	1,855	9%	1,961	1,793	9%
Career	962	890	8%	1,015	888	14%
Total Mercer	5,345	5,254	2%	5,484	5,182	6%
*Changes rounded to whole percentage

The following table provides the reconciliation of GAAP revenue to Non-GAAP revenue:

	2022				2021
For the Years Ended December 31, (In millions)	GAAP Revenue	Currency Impact	Acquisitions /Dispositions /Other Impact	Non-GAAP Revenue	GAAP Revenue	Acquisitions /Dispositions /Other Impact	Non-GAAP Revenue
Marsh:
EMEA (a)	2,879	217	9	3,105	2,946	(73)	2,873
Asia Pacific (b)	1,333	92	(1)	1,424	1,462	(197)	1,265
Latin America	502	4	(1)	505	453	-	453
Total International	4,714	313	7	5,034	4,861	(270)	4,591
U.S./Canada	5,791	18	(81)	5,728	5,342	(3)	5,339
Total Marsh	10,505	331	(74)	10,762	10,203	(273)	9,930
Mercer:
Wealth	2,366	144	(2)	2,508	2,509	(8)	2,501
Health (c)	2,017	55	(111)	1,961	1,855	(62)	1,793
Career	962	53	-	1,015	890	(2)	888
Total Mercer	5,345	252	(113)	5,484	5,254	(72)	5,182
(a)Acquisitions/Dispositions and Other in 2022 includes the loss on deconsolidation of the Company's Russian businesses at Marsh of $27 million. 2021 includes a net gain on the disposition of businesses of approximately $50 million.
(b) Acquisitions/Dispositions and Other in 2021 includes gain on consolidation of Marsh India of $267 million.
(c) Acquisitions/Dispositions and Other in 2022 includes a net gain from the sale of the Mercer U.S. affinity business of $112 million.